SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

AMENDMENT 1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2006

Commission File Number : 1-14118

2006 THIRD QUARTER RESULTS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

QUEBECOR WORLD INC.

AMENDMENT

We are herewith filing an amended and restated version of the Press Release of Quebecor World Inc.

The Press Release inadvertently contained some errors of a typographical nature, which are described below.

The first paragraph of the Press Release presented operating income figures for the third quarters of each of 2006 and 2005 stating that they were before impairment of assets, restructuring and other charges. However, the amounts given in the Press Release filed on November 7, 2006 were in fact after impairment of assets, restructuring and other charges. The amounts appearing in the amended and restated version of the attached Press Release have been changed and are before impairment of assets, restructuring and other charges.

Therefore, the first paragraph (after the "Highlights") has been amended as follows:

  "On the same basis, operating income in the third quarter was $67.3 million [instead of $55.7 million as indicated in the press release dated November 7, 2006] compared to $97.2 million [instead of $80 million] during the third quarter last year."

Filed in this AMENDED Form 6-K

AMENDED and RESTATED Press Release dated November 7, 2006; Financial Highlights

November 7, 2006                                                                                                                                   25/06

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QUEBECOR WORLD ANNOUNCES
THIRD QUARTER 2006 RESULTS

HIGHLIGHTS

  CEO sets targets and makes progress on the 5 Point Transformation Plan to improve business in short-term and position Company for long-term shareholder value.
  Restructuring effort continues to be successful, broader and faster actions being taken to reduce costs in Europe and North America.
  Taking responsible actions to improve the balance sheet. Dividend on subordinate and multiple voting shares suspended.
  Revenue of $1.55 billion in third quarter.
  Diluted earnings per share before IAROC of $0.17 in third quarter.

Montréal, Canada - Quebecor World Inc. (NYSE:IQW, TSX:IQW) announces for the third quarter 2006 net income from continuing operations of $19.2 million or $0.09 diluted earnings per share compared to net income of $30.9 million or $0.16 diluted earnings per share in the third quarter of last year. These results incorporate impairment of assets, restructuring and other charges of $11.6 million or $0.08 diluted earnings per share compared with $17.2 million or $0.12 diluted earnings per share in 2005. Excluding impairment of assets, restructuring and other charges, diluted earnings per share were $0.17 compared to $0.28 in the third quarter of 2005. On the same basis, operating income in the third quarter was $67.3 million compared to $97.2 million during the third quarter last year. Consolidated revenues for the quarter were $1.55 billion compared to $1.58 billion in the third quarter of 2005.

"Our financial performance in the third quarter and year-to-date is not acceptable and does not meet the high expectations for our shareholders' investment," said Wes Lucas, President and CEO, Quebecor World Inc. "In the third quarter, we started a comprehensive and integrated 5 Point Transformation Plan, which should deliver short term benefits in 2007 and 2008, and create long-term earnings and free cash flow growth. All five of these initiatives are now underway, and are focused on achieving concrete financial and qualitative targets to deliver increased shareholder value."

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Third quarter actions on 5 Point Transformation Plan
Customer value: Set initial target of at least a $300 million annualized revenue benefits based on the Customer Value Initiative, run rate by the end of 2008."The initial focus is on creating more value for our customers then just the printed product, by creating and providing complete, integrated, high-value solutions for our customers, " stated Mr. Lucas. The Company is driving more solutions and value before the printing process in terms of providing marketing campaign services, creative for ads, data optimization, content management, and complete solutions in premedia. The Company is also driving more solutions and value after the printing process in terms of providing comprehensive mail list optimization, co-mailing and complete logistics services. As an example, the recently announced long-term $1 billion CDN agreement with a major directory customer that contains new high value services before and after the printing processes including ad page makeup and logistics solutions.

Best People: During the third quarter, the Company started a process to build its organizational capabilities and to ensure the right people with the right skills are in the right positions. A key deliverable is that all teams and leaders have development plans and training programs. "The objective of our People Initiative is an increased execution capability and more value for our customers and shareholders, as our people are by far the most valuable part of our Company," stated Mr. Lucas.

Great Execution: Set initial target of at least $100 million annualized cost savings and productivity improvements, run rate by the end of 2008. In the Third Quarter, the Company kicked off a productivity and continuous improvement program based on Six Sigma and other proven approaches. This program will focus on high impact improvement areas with low capital requirements and high returns. Even though the Company is only at the beginning of the process, it is already working on high-return improvement projects in such areas as reducing paper waste, improving quality, increasing press speeds, and driving working capital improvements by eliminating inventory. The program will build a continuous improvement culture throughout the organization that is fact-based, and focuses on low-capital projects to maximize cash flow and shareholder value.

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Retooling program: The Company's three-year retooling program is on schedule and is being optimized to be completed by the end of 2007. In the third quarter, Quebecor World initiated start-ups on five new wide-web offset presses, three in its U.S. magazine platform, one in its U.S. book platform and one in Europe. Two additional presses were started in the fourth quarter, one in the magazine platform and one in Europe. To date in 2006, nine new presses have been installed in the U.S. platform and two presses in Europe. The startup of this new equipment, the closing of old presses and the transfer of volume to other facilities, is creating some temporary inefficiencies that have negatively impacted third quarter and year-to-date results.

Balance sheet: The Company is committed to strengthening its balance sheet in a responsible manner, and is taking serious actions to increase shareholder value. The dividend is suspended on subordinate and multiple voting shares. The Company is also evaluating strategic and tactical actions to further strengthen the balance sheet, to return to a strong free cash flow position and to provide additional financial flexibility.

"We are setting goals and objectives, both financial and qualitative, that must be met as we move forward to demonstrate to all our stakeholders that we are 'making our numbers' and delivering measurable results to improving our performance," said Mr. Lucas. "We are extensively communicating these objectives both internally and externally so that our people know what is expected of them, and our shareholders know how we are progressing. We will be making regular reports and updates on the progress of our transformation plan and setting additional targets as we move forward."

Third Quarter Restructuring Initiatives
 In the third quarter, the Company recorded restructuring charges of $11.6 million, which are composed of cash items related to workforce reductions at facilities in Europe and North America. The 2006 restructuring initiatives affected 1,948 staff positions in total, of which 1,247 positions were eliminated as of September 30, 2006 and 701 are still to come. The resulting productivity improvements can be concretely seen in that fact that out of the 1,948 positions to be eliminated, only 292 new positions will be created in other facilities.

North America
In North America, revenues for the third quarter were $1.24 billion, slightly down from $1.25 billion in 2005. On a year-to-date basis, revenues were $3.54 billion in 2006 compared to $3.56 billion in 2005 mainly due to lower prices and unfavorable product mix compared to last year.

Retail revenues for the third quarter of 2006 were up 5.9% from the same period in 2005. For the quarter, the increase in revenues is attributable to volume from new sales of offset retail inserts and to component price increases that helped mitigate increased costs.

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Catalog revenues for the third quarter of 2006 decreased by 1.8%. Volume increased slightly but not enough to offset lower prices in this segment. Year-to-date revenues and volume increased in the catalog segment due to new customers and increased sales with existing ones, reflecting the development of the Company's offering of a complete marketing solution to enhance the marketing of branded goods companies' products and to increase in-store traffic for retail customers.

Combined Magazine & Direct revenues for the third quarter of 2006 were down 4.8% compared to the same period in 2005. Revenue decreased in the third quarter mainly due to lower volumes in both groups. The decrease in the Magazine Group is due in part to the closure of the Brookfield facility announced earlier in the year and lower page counts from major publishers. Direct mail revenues were up 4.9% year-to-date overall, but down slightly in the quarter due to the timing of volumes from key customers.

Book and Directory revenues for the third quarter of 2006 were down 2.4% primarily related to reduced capacity as a direct result of retooling activities by removing older presses and installing new presses in the book platform. Volume increased in the Directory group as the Company started to realize new volume from important contracts signed in 2005. These contracts will represent an additional 160 billion printed directory pages per year starting in the second quarter of 2007.

In Canada, revenues were lower in the quarter primarily attributable to the strong Canadian dollar negatively affecting Canada's print volumes and the sale of one of the Company's facilities earlier this year.

Logistics' revenues increased 4.4% in the third quarter of 2006. The revenue increase for the quarter is due to the success of the Company's integrated end-to-end solution in providing value-added services. One of those services is the Company's industry-leading co-mail services to magazine and catalog customers. The Company is increasing those services by adding a third co-mail machine at its Bolingbrook, Illinois facility. The new machine will be installed in the first quarter of 2007.

Premedia revenues for the third quarter of 2006 were down 2.4% from the same period in 2005. The decrease in revenues for the third quarter was attributable to a lower page count that was partly offset by a positive change in a higher value work mix.

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Europe
European revenues for the third quarter of 2006 were $244.1 million, down 9.8% from $270.7 million in 2005, largely driven by poor market conditions in the United Kingdom and the restructuring of the Company's operations in France. On a year-to-date basis, revenues were $758.1 million in 2006, down 14.5% from $886.2 million in 2005. The implementation of the European retooling plan that began early in 2006 has impacted volume in certain countries for the third quarter of 2006, especially in France, as a result of plant closures and temporary press start-up inefficiencies. In France the Company is in the middle of a complete restructuring of its operations with the disposal of certain facilities in 2005, the downsizing of the Corbeil facility in the first quarter of 2006, the shutdown of the Strasbourg plant in the second quarter of 2006, and the recently announced closure of the Lille facility in the second quarter of 2007.

Latin America
Latin America's revenues increased 12.6% during the third quarter of 2006 to $61.2 million from $54.4 million in 2005. On a year-to-date basis, revenues were $170.5 million in 2006, down from $177.2 million in 2005. Overall volume increased for the quarter, positively impacting operating income.

Free cash flow
Free cash flow year to-date amounted to an outflow of $9.2 million compared to an outflow of $39 million during the same period in 2005.

Year-to-Date 2006
For the first nine months of 2006, revenues were $4.47 billion, down 3.3% from $4.62 billion in 2005. Operating income before impairment of assets, restructuring and other charges for the first nine months of 2006 was $167.3 million compared to $270.2 million in 2005. Impairment of assets restructuring and other charges for the first nine months of 2006 were $65.1 million compared to $82.3 million last year. Loss per share from continuing operations was $0.06 compared to diluted earnings per share of $0.20 in the first nine months of 2005. Excluding impairment of assets, restructuring and other charges, diluted earnings per share from continuing operations were $0.36 compared to $0.77 for the same period last year.

Dividend
To maximize shareholder value in the near and long-term the Company believes it is prudent to strengthen the balance sheet. Therefore the Board of Directors suspended the dividend on Multiple Voting Shares and Subordinate Voting Shares. This action was taken in light of the Company's current investment program in North America and Europe. The Board declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on December 1, 2006 to shareholders of record at the close of business November 20, 2006.

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Fourth Quarter and Full-year 2006 Audited Financial Statements
The Company announced that it expects to release its annual audited consolidated financial statements, press release and management's Discussion and Analysis (MD&A) for the 2006 financial year in late March 2007. Exceptionally for the 2006 financial year, these documents will be released later than usual to afford additional time to complete, for the first time, the assessment of internal control over financial reporting as required under section 404 of the U.S. Sarbanes-Oxley Act of 2002, and thereafter the required reports of the Company's auditors on such assessment and the annual financial statements.

Full Financial Information

Management Discussion and Analysis ("MD&A")

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com

SEC web address: www.sec.gov

Conference Call

Quebecor World To Webcast Investor Conference Call on November 7, 2006

Quebecor World Inc. will broadcast its third quarter 2006 conference call live over the Internet on November 7, 2006 at 4:00 PM (Eastern Time).

The conference call will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworldinc.com/main.aspx?id=209

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

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Anyone unable to attend this conference call may listen to the replay tape by phoning (877) 293-8133 or (403) 266-2079 - passcode 339945#, available from November 7, 2006 to December 11, 2006.

Forward looking statements

This press release includes "forward-looking statements" that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2005, and the "Risk Factors" section of the Company's Annual Information Form for the year ended December 31, 2005.

The forward-looking statements in this press release reflect the Company's expectations as of November 7, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

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The Company

Quebecor World Inc. (NYSE:IQW, TSX:IQW) is a world leader in providing high-value, complete print solutions to leading publishers, retailers, catalogers and other businesses with marketing and advertising activities. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 29,000 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Senior Director, Investor Relations and Assistant-Treasurer Quebecor World Inc. (514) 877-5143 (800) 567-7070

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Quebecor World Inc.
FINANCIAL HIGHLIGHTS

(In millions of US dollars, except per share data)
(Unaudited)

	Three-month periods ended September 30				Nine-month periods ended September 30
	2006		2005		2006		2005
Consolidated Results from Continuing Operations
Revenues	$1,546.2		$1,577.2		$4,465.9		$4,619.3
Adjusted EBITDA	150.6		178.7		409.7		520.8
Adjusted EBIT	67.3		97.2		167.3		270.2
IAROC	11.6		17.2		65.1		82.3
Operating income	55.7		80.0		102.2		187.9
Net income	19.2		30.9		19.0		56.2
Adjusted EBITDA margin *	9.7%		11.3%		9.2%		11.3%
Adjusted EBIT margin *	4.3%		6.2%		3.7%		5.8%
Operating margin *	3.6%		5.1%		2.3%		4.1%

Segmented Information from Continuing Operations
Revenues
North America	$1,241.1		$1,253.6		$3,537.6		$3,559.4
Europe	244.1		270.7		758.1		886.2
Latin America	61.2		54.4		170.5		177.2
Adjusted EBIT
North America	$75.7		$100.0		$177.8		$264.3
Europe	(6.0)		(4.8)		(8.6)		(0.8)
Latin America	3.4		2.8		6.8		9.3
Adjusted EBIT margin *
North America	6.1%		8.0%		5.0%		7.4%
Europe	(2.5	) %	(1.8	) %	(1.1	) %	0.1%
Latin America	5.4%		5.1%		4.0%		5.2%

Selected Cash Flow information
Cash provided by operating activities	$51.2		$6.3		$205.8		$191.2
Free cash flow (outflow) **	(40.5)		(76.9)		(9.2)		(39.0)

Per Share Data
Earnings (loss) from continuing operations
Diluted	$0.09		$0.16		$(0.06)		$0.20
Adjusted diluted	$0.17		$0.28		$0.36		$0.77

	Nine-month period ended September 30 2006	Twelve-month period ended December 31 2005
Financial Position
Working capital	$(132.0)	$(92.0)
Total assets	5,924.6	5,708.8
Long-term debt	2,138.7	1,855.1
Shareholders' equity	2,034.8	2,250.6
Debt-to-capitalization	51:49	45:55
Debt-to-Adjusted-EBITDA ratio (times) ***	3.7	2.7
Interest coverage ratio (times) ***	4.7	5.8

EBITDA: Operating income before depreciation and amortization.
IAROC: Impairment of assets, restructuring and other charges.
Adjusted: Defined as before IAROC and before goodwill impairment charge.
Debt-to-Ajusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.
Interest coverage ratio: Adjusted EBITDA divided by financial expenses.

*
Margins calculated on revenues.
**
Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.
***
For continuing operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:     Assistant Corporate Secretary

Date: November 9, 2006